Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SYNACOR, INC.

FIRST. The name of the corporation is Synacor, Inc.

SECOND. The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD. The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH. The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of common stock, and the par value of each such share is $0.00001.

FIFTH. The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SIXTH. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

SEVENTH. Meetings of the stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

EIGHTH. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General. Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Notwithstanding the foregoing, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended following the filing of this certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Any amendment, repeal or modification of the foregoing provisions of this Article Eighth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of, or increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to, such amendment, repeal or modification.

I, THE UNDERSIGNED, do make this amended and restated certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 1st day of April 1, 2021.

/s/ Kennneth Lau
Kenneth Lau
Authorized Signatory